[BROOKSHIRE LETTERHEAD]

September 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 (Reg. No. 333-136879)

Ladies and Gentlemen:

     Brookshire Raw Materials Management, LLC, a Delaware limited liability company, as managing owner (“Managing Owner”) of Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted on the above referenced Registration Statement and signatory thereto (collectively, the “Co-Registrants”), hereby requests that the Securities and Exchange Commission declare the above-referenced Registration Statement on Form S-1 effective at 4:30 p.m., Washington, D.C. time, on September 24, 2007, or as soon thereafter as practicable.

     We hereby acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Managing Owner, the Trust and the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Managing Owner, the Trust and the Co-Registrants may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

     If you have any questions regarding this request, please do not hesitate to contact Robert Frucht of Crowell & Moring LLP at (212) 895-4229 or Richard Holbrook, also of that office, at (202) 508-8879.

BROOKSHIRE™ RAW MATERIALS (U.S.) TRUST

By: Brookshire™ Raw Materials Management, LLC Managing Owner

By: /s/ Gary Sugar Gary Sugar SVP, Product Development